FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of November, 2004

                          GRANITE MORTGAGES 04-1 PLC
                    (Translation of registrant's name into
                                   English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                        (Address of principal executive
                                   offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                    (Translation of registrant's name into
                                   English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                        (Address of principal executive
                                   offices)


                        GRANITE FINANCE FUNDING LIMITED
                    (Translation of registrant's name into
                                   English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                        (Address of principal executive
                                   offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 04-1 PLC

                                     By:  L.D.C. Securitisation Director No. 1

                                     By:  /s/ Sharon Tyson
                                          ------------------------------------
                                     Name:   Sharon Tyson
                                     Title:  Director
Date: January 18, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:  /s/ Jonathan David Rigby
                                          ------------------------------------
                                     Name:   Jonathan David Rigby
                                     Title:  Director
Date: January 18, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:  /s/ Daniel Le Blancq
                                          ------------------------------------
                                     Name:   Daniel Le Blancq
                                     Title:  Director
Date: January 18, 2005

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 04-1 PLC

Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Finance Trustees Limited, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc and Granite Finance Funding Limited Period 1 November 2004 - 30 November, 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                               253,558

Current Balance - Trust Mortgage Assets                 (GBP)21,530,432,938

Current Balance - Trust Cash and other Assets           (GBP)1,605,080,007

Last Months Closing Trust Assets                        (GBP)23,138,509,036

Funding share                                           (GBP)20,700,558,170

Funding Share Percentage                                      89.48%

Seller Share*                                           (GBP)2,434,954,775

Seller Share Percentage                                       10.52%

Minimum Seller Share (Amount)*                          (GBP)1,256,329,542

Minimum Seller Share (% of Total)                              5.43%

Excess Spread last quarter annualised (% of Total)             0.29%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

--------------------------------------------------------------------------------------------------------
                      Number           Principal (GBP)      Arrears (GBP)           By Principal (%)

< 1 Month            249,257           21,169,688,391            0                     98.32%

> = 1 < 3 Months      3,540             300,903,519          2,455,201                  1.40%

> = 3 < 6 Months       613               49,053,629          1,011,530                  0.23%

> = 6 < 9 Months       105                7,559,704           300,233                   0.04%

> = 9 < 12 Months       41                2,975,713           149,872                   0.01%

> = 12 Months           2                  251,982             15,795                   0.00%

Total                253,558           21,530,432,938        3,932,631                 100.00%
--------------------------------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                           Number      Principal (GBP)       Arrears (GBP)

Total (since inception)     247          15,007,841            750,466
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                          91

Number Brought Forward                                            74

Repossessed (Current Month)                                       17

Sold (since inception)                                           156

Sold (current month)                                              5

Sale Price / Last Loan Valuation                                 1.06

Average Time from Possession to Sale (days)                      131

Average Arrears at Sale                                      (GBP)2,609

Average Principal Loss (Since inception)*                     (GBP)133

Average Principal Loss (current month)**                       (GBP)0

MIG Claims Submitted                                             6

MIG Claims Outstanding                                           0

Average Time from Claim to Payment                              41
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                            Number         Principal (GBP)

Substituted this period                     12,150        (GBP)999,996,459

Substituted to date (since 26 March 2001)  490,205       (GBP)40,832,599,593
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                            Monthly           Annualised

Current Month CPR Rate                       6.95%              57.89%

Previous Month CPR Rate                      4.55%              42.82%
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                    25.66

Weighted Average Remaining Term (by value) Years                19.82

Average Loan Size                                            (GBP)84,913

Weighted Average LTV (by value)                                73.98%

Weighted Average Indexed LTV (by value)                        60.50%

Non Verified (by value)                                        35.61%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                        46.13%

Together (by balance)                                          24.24%

Capped (by balance)                                            0.95%

Variable (by balance)                                          25.46%

Tracker (by balance)                                           3.22%

Total                                                          100.0%
-------------------------------------------------------------------------------

Geographic Analysis

--------------------------------------------------------------------------------------------------------
                      Number         % of Total          Value (GBP)             % of Total
East Anglia           5,139             2.03%            437,067,789                2.03%

East Midlands         18,093            7.14%           1,375,794,665               6.39%

Greater London        30,782           12.14%           4,288,862,241              19.92%

North                 29,959           11.82%           1,679,373,769               7.80%

North West            34,447           13.59%           2,331,745,887              10.83%

Scotland              27,273           10.76%           1,707,363,332               7.93%

South East            37,549           14.81%           4,372,830,930              20.31%

South West            16,317            6.44%           1,548,038,128               7.19%

Wales                 10,479            4.13%           704,045,157                 3.27%

West Midlands         16,607            6.55%           1,324,121,626               6.15%

Yorkshire             26,913           10.61%           1,761,189,414               8.18%

Total                253,558            100%            21,530,432,938              100%
--------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

--------------------------------------------------------------------------------------------------------
                                       Number            Value (GBP)             % of Total

0% < 25%                                9,859           387,547,793                 1.80%

> = 25% < 50%                          33,501           2,456,622,398              11.41%

> = 50% < 60%                          21,067           1,901,137,228               8.83%

> = 60% < 65%                          11,160           1,042,072,954               4.84%

> = 65% < 70%                          13,388           1,276,754,673               5.93%

> = 70% < 75%                          18,424           1,709,516,375               7.94%

> = 75% < 80%                          19,317           2,092,758,082               9.72%

> = 80% < 85%                          30,948           3,130,524,949              14.54%

> = 85% < 90%                          33,003           2,807,568,455              13.04%

> = 90% < 95%                          49,465           3,724,764,898              17.30%

> = 95% < 100%                         13,188           986,093,829                 4.58%

> = 100%                                 238             15,071,303                 0.07%

Total                                  253,558          21,530,432,938             100.0%
--------------------------------------------------------------------------------------------------------

Repayment Method

--------------------------------------------------------------------------------------------------------
                                       Number            Value (GBP)             % of Total

Endowment                              26,274           1,985,105,917               9.22%

Interest Only                          34,894           4,803,439,588              22.31%

Pension Policy                           609             62,438,256                 0.29%

Personal Equity Plan                    1,164            88,274,775                 0.41%

Repayment                              190,617          14,591,174,402             67.77%

Total                                  253,558          21,530,432,938             100.00%
--------------------------------------------------------------------------------------------------------

Employment Status

--------------------------------------------------------------------------------------------------------
                                       Number            Value (GBP)             % of Total

Full Time                              221,681          17,762,607,174             82.50%

Part Time                               3,275            193,773,896                0.90%

Retired                                  496             15,071,303                 0.07%

Self Employed                          25,339           3,425,491,880              15.91%

Other                                   2,767            133,488,684                0.62%

Total                                  253,558          21,530,432,938             100.00%
--------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                         6.84%

Effective Date of Change                              1 September 2004
-------------------------------------------------------------------------------

Notes     Granite Mortgages 04-1 plc

--------------------------------------------------------------------------------------------------------
                     Outstanding            Rating           Reference Rate         Margin
                                       Moodys/S&P/Fitch

Series 1
A1                  $296,000,000         P-1/A-1+/F1+            2.10%              -0.04%

A2                 $1,185,000,000       Aaa/AAA/AAA              1.98%               0.07%

B                    $52,000,000         Aa3/AA/AA               2.12%               0.21%

M                    $72,000,000           A2/A/A                2.32%               0.41%

C                   $108,000,000        Baa2/BBB/BBB             2.81%               0.90%

Series 2

A1                 $1,185,000,000       Aaa/AAA/AAA              2.07%               0.16%

A2               (euro)900,000,000      Aaa/AAA/AAA              2.28%               0.16%

B                 (euro)91,000,000       Aa3/AA/AA               2.46%               0.34%

M                 (euro)45,000,000        A2/A/A                 2.69%               0.57%

C                 (euro)60,000,000     Baa2/BBB/BBB              3.19%               1.07%

Series 3

A                 (GBP)600,000,000      Aaa/AAA/AAA             5.11%                0.16%

B                 (GBP)23,000,000        Aa3/AA/AA              5.29%                0.34%

M                 (GBP)10,000,000         A2/A/A                5.52%                0.57%

C                 (GBP)20,000,000      Baa2/BBB/BBB             6.02%                1.07%
--------------------------------------------------------------------------------------------------------

Credit Enhancement

--------------------------------------------------------------------------------------------------------
                                                                             % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                    (GBP)194,305,490           6.50%

Class C Notes ((GBP) Equivalent)                          (GBP)120,180,421           4.02%

--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                                              % of Funding Share

Class B and M Notes ((GBP) Equivalent)                    (GBP)194,305,490           0.94%

Class C Notes ((GBP) Equivalent)                          (GBP)120,180,421           0.58%

--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Granite Mortgages 04-1 Reserve Fund Requirement           (GBP)60,000,000            0.29%

Balance Brought Forward                                   (GBP)57,749,129            0.28%

Drawings this Period                                           (GBP)0                0.00%

Excess Spread this Period                                  (GBP)2,401,551            0.01%

Funding Reserve Fund Top-up this Period*                   -(GBP)150,680             0.00%

Current Balance                                           (GBP)60,000,000            0.29%
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                   (GBP)21,876,149            0.11%

Funding Reserve %                                               1.0%                  NA
--------------------------------------------------------------------------------------------------------

*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415% and the Granite 04-3 issuer reserve fund will step up to 1.38%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.